United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY

BOARD OF DIRECTORS MEETING OF VALE S.A.

The Board of Directors (“Board”) met ordinarily on April 27th, 2022, from 9 am to 5:00 pm, at Praia de Botafogo, 186, room 1901, Botafogo, Rio de Janeiro, RJ, being present Messrs José Luciano Duarte Penido – Chairman, Fernando Jorge Buso Gomes – Vice Chairman, Daniel André Stieler, Ken Yasuhara, Manuel Lino Silva de Sousa Oliveira (by videoconference), Marcelo Gasparino da Silva, Mauro Rodrigues da Cunha, Murilo Cesar Lemos dos Santos Passos, Rachel de Oliveira Maia (by videoconference), Roberto da Cunha Castello Branco e Roger Allan Downey, and in exercise of the entitlement André Viana Madeira. Was registered the absence of the member Eduardo de Oliveira Rodrigues Filho for medical reasons, and that the members Ken Yasuhara and Marcelo Gasparino attended the meeting by videoconference in the morning and in person in the afternoon. The works were secretariat by Luiz Gustavo Gouvêa, General Secretary for Corporate Governance of Vale. Consequently, the Board deliberated the following subject: “SHARE BUYBACK PROGRAM – Upon the favourable opinion of the Financial Committee, the Board of Directors approved, (i) the acquisition, by Vale and/or any of its controlled companies, of up to 500,000,000 common shares issued by Vale, or depositary receipts representing such shares, corresponding to up 10% of the company capital stock, for the purpose of cancellation, subject to the following conditions: (i.a) Maximum term for acquisition: 18 months, counted from the deliberation of the Board of Directors, being right that the new program will only enter into force at the end of the program approved in October 2021 and which is still in progress; (i.b) Price: the acquisition must be carried out on the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão e New York Stock Exchange) at market prices as of the respective acquisition dates; (i.c) Intermediary financial institutions: BRADESCO S.A. CTVM, with registered office at Paulista Avenue 1450, 7th floor, in the City and State of São Paulo, Zip Code 01310-100; CITIGROUP GM, with registered office at Paulista Avenue 1111, 14th floor, in the City and State of São Paulo, Zip Code 01311-920; Goldman Sachs do Brasil CTVM S.A, with registered office at Leopoldo Couto Magalhães Jr Street 700, 16th floor, in the City and State of São Paulo, Zip Code 04542-00; Itaú CV S.A, with registered office at Brigadeiro Faria Lima Avenue 3400, 10th floor, in the City and State of São Paulo, Zip Code 04538-132; J. P. Morgan CCVM S.A., with registered office at Brigadeiro Faria Lima Avenue 3729, 13th floor, in the City and State of São Paulo, Zip Code 04538-905; Merrill Lynch S/A CTVM, with registered office at Brigadeiro Faria Lima Avenue 3400, 18th floor, in the City and State of São Paulo, Zip Code 04538-132; Morgan Stanley CTVM S.A., with registered office at Brigadeiro Faria Lima Avenue 3600, 6th floor, in the City and State of São Paulo, Zip Code 04.538-132; SANTANDER CCVM S.A., with registered office at Presidente Juscelino Kubitschek Avenue 2041 and 2235, 24th floor, in the City and State of São Paulo, Zip Code 04543-011; UBS Brasil CCTVM, with registered office at Brigadeiro Faria Lima Avenue 4440, 7th floor, in the City and State of São Paulo, Zip Code 04538-132; and XP Investimentos CCTVM, with registered office at Chedid Jafet Avenue 75, Torre Sul, in the City and State of São Paulo, Zip Code 04551-060; being right that for the acquisition of American Depositary Receipts on the New York Stock Exchange will be used the brokers from the institutions abovementioned; and (ii) authorize the execution of derivative for possible acceleration of the buyback program and/or in case of shortage of reserves, as well as the terms of Attachment 30-XXXVI of CVM Instruction 480/2009, which constitutes Exhibit I to these minutes. Reference: DDE 050/2022. I hereby attest that the items above reflects the decision taken by the Board of Directors.

Rio de Janeiro, 27th April, 2022.

Luiz Gustavo Gouvêa

Secretary

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

Annex 30-XXXVI of Instrução CVM no 480/209, as amended

1. Explain in detail the objective and economic effects expected from the transaction;

The share buyback program, at current prices, is an opportunity to purchase shares and is also a lever to generate value for the shareholder, as it allows the company to efficiently allocate capital in the potential profitability of its shares, in a way that enhances future returns for shareholders who remain invested. Additionally, the buyback signals to the market management's confidence in the company's performance.

The expected economic effect is the resulting increase in the participation of remaining shareholders and amendment of the Bylaw to adjust the number of issued shares.

2. Inform the number of (i) floating shares and (ii) shares currently in treasury;	On February 28th, the Company owned: (i) 5.132.458.410 common shares (ii) 324.118.024 shares in treasury
3. Inform the number of shares that may be repurchased or alienated;	Up to 500 million common shares may be repurchased.
4. Describe the main characteristics of the derivatives instruments that the company may use, if applicable;	The Company may enter into a financial settlement derivative contract. There will be no provision in the contract on the exercise of voting rights of shares issued by the Company held by the counterparty.
5. Describe, if applicable, agreements or voting orientation that exists between the company and counterparties on the transaction;	Not applicable
6. If the trades are concluded outside of organized markets, inform:	Not applicable
a. maximum/minimum price by which shares will be acquired / sold;	Not applicable
b. if the case, the reasons for trades 10% above / below the ten business-days average price, weighted by volume	Not applicable
7. Inform, if applicable, the impacts that the program will have on the control of the company or its administrative control;	There is no expected relevant impact on the control of the company nor its administrative control.
8. Identify the counterparties, if known, and, if related party to the company, as defined by the accounting rules that regulate this matter, provide the information required by art.8 of CVM instruction 481, 12/17/2009;	Not applicable
9. Indicate the destination of the obtained proceeds, if applicable;	Not applicable

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

10. Inform the maximum term for settling the authorized transactions;	The maximum period for settling will be 18 months, counting from the approval by the Board of Directors. This new program will only come into effect at the end of the program approved in Oct/21 and which is in progress.
11. Nominate the institutions that will be intermediaries, if applicable;

a) BRADESCO S.A. CTVM Av. Paulista 1450, 7° andar, São Paulo, CEP: 01310-100,

b) CITIGROUP GM, Av. Paulista 1111, 14º andar (Parte), São Paulo, CEP: 01311-920;

c) Goldman Sachs do Brasil CTVM S.A, rua Leopoldo Couto Magalhães Jr 700, 16 andar, São Paulo, CEP: 04542-000

d) ITAU CV S.A, Av. Brigadeiro Faria Lima 3400, 10° andar, CEP: 04538-132;

e) J. P. MORGAN CCVM S.A., Av. Brigadeiro Faria Lima 3.729, 13º andar (Parte), São Paulo, CEP: 04538-905;

f) Merrill Lynch S/A CTVM, Av. Brigadeiro Faria Lima, 3400 - 18º Andar, CEP 04538-132;

g) Morgan Stanley CTVM S.A., Av. Brigadeiro Faria Lima, 3600 - 6º Andar, São Paulo, CEP 04538-132;

h) SANTANDER CCVM S.A, Av. Presidente Juscelino Kubitschek 2041 e 2235, 24º andar, São Paulo, CEP: 04543-011;

i) UBS Brasil CCTVM, Av. Brigadeiro Faria Lima, 4440 - 7º andar, São Paulo, CEP: 04538-132 e,

j) XP Investimentos CCTVM, Av. Chedid Jafet, 75 - Torre Sul, São Paulo, CEP: 04551-060.

For the purchase of ADRs in the NYSE, the brokers from the above-mentioned institutions will be used.

12. Inform the available resources to be used, as per art. 7º, § 1º, of Instrução CVM nº 567, de 09/17/2015.	The resources available in profit reserves or capital reserves of the reported financial statement will be used, as per art. 7º, § 1º, of ICVM nº 567.
13. Inform the reasons why the Board of Directors is comfortable that the repurchase of shares will not be harmful to the fulfillment of the obligations to the creditors, nor to the payment of mandatory dividends, minimum or fixed	The Board of Directors members are comfortable due to expected cash flow generation for the years 2022 and 2023, being the repurchase program amount compatible with the financial situation of the company and not harmful to the capacity to fulfil the obligations to the creditors nor the payment of mandatory dividends, fixed or minimum.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 27, 2022		Head of Investor Relations